SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Delta Technology Holdings Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G8477B105

(CUSIP Number)

February 16, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS

Link Capital Financial Services Ltd.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
5	SOLE VOTING POWER

785,000
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	785,000
8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

785,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
12	TYPE OF REPORTING PERSON

CO

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Item 1. Security and Issuer.

(a)	Name of Issuer:

Delta Technology Holdings Limited

(b)	Address of Issuer:

16 Kaifa Avenue

Danyang, Jiangsu, China 212300

Item 2. Identity and Background.

Item 2(a).	Name of Person Filing:

This statement is being filed by Link Capital Financial Services Ltd. (the “Reporting Person”).

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the Reporting Person is 3076 Sir Frances Drake’s Hwy, Tortola, BVI VG10000.

Item 2(c).	Citizenship or Place of Organization:

The Reporting Person is a British Virgin Islands corporation.

Item 2(d).	Title of Class of Securities:

Ordinary Shares.

Ite m2(e).	CUSIP Number:

G8477B105

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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Item 4. Ownership.

a)	Amount beneficially owned: 785,000

b)	Percent of class: 7.5%

c)	Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 785,000

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 785,000

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Link Capital Financial Services Ltd.

February 23, 2017	By:	/s/ Taras Vazhnov
Taras Vazhnov, Director

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